							Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Successor						Predecessor
						Period from	Period from
	12 Months					February 6, 2009	January 1, 2009
	Ended	Years Ended				through	through
	September 30,	December 31,				December 31,	February 5,
	2014	2013	2012	2011	2010	2009	2009
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$343,142	$408,136	$378,546	$157,050	$32,792	$256,056	$21,753
AFUDC - equity	(6,638)	(15,930)	(25,469)	(32,430)	(12,677)	(4,108)	(69)
AFUDC - debt	(5,302)	(11,261)	(22,216)	(29,949)	(14,157)	(8,864)	(350)
Total	$331,202	$380,945	$330,861	$94,671	$5,958	$243,084	$21,334
Fixed charges:
Interest expense	$368,427	$392,264	$392,216	$371,910	$321,167	$265,675	$17,291
Other interest	6,638	15,930	25,469	32,430	12,677	4,108	69
Portion of rentals representative of the interest factor	10,382	10,257	10,251	8,767	5,391	9,131	1,081
Total	$385,447	$418,451	$427,936	$413,107	$339,235	$278,914	$18,441
Earnings available for combined fixed charges	$716,649	$799,396	$758,797	$507,778	$345,193	$521,998	$39,775

Ratio of Earnings to Fixed Charges	1.86x	1.91x	1.77x	1.23x	1.02x	1.87x	2.16x